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Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Southeast Texas Bancshares, Inc.
Commission File Number 333-112366

On March 9, 2004, Texas Regional Bancshares, Inc. issued a press release announcing that on March 9, 2004 its Board of Directors declared a regular quarterly cash dividend of $0.125 per share payable on April 15, 2004 to common shareholders of record on April 1, 2004. The text of the press release follows:

FOR IMMEDIATE RELEASE
March 9, 2004

Texas Regional Bancshares, Inc. Declares $0.125 Per Share Dividend

        MCALLEN, TEXAS—Texas Regional Bancshares, Inc. ("Texas Regional") (NASDAQ: TRBS), bank holding company for Texas State Bank, today announced that on March 9, 2004 its Board of Directors declared a regular quarterly cash dividend of $0.125 per share payable on April 15, 2004 to common shareholders of record on April 1, 2004. This dividend represents a $0.005 per share, or 4.2% increase over the dividend paid for the same period in 2003.

Other Information

        On November 20, 2003, Texas Regional announced the execution of an agreement under which Texas Regional will acquire through merger Southeast Texas Bancshares, Inc. ("Southeast Texas Bancshares"). Texas Regional expects the transaction to close during March 2004. Southeast Texas Bancshares is the privately held bank holding company for Community Bank and Trust, SSB based in Beaumont, Texas, which operates through 27 full-service banking offices located in a seven county area in east and southeast Texas. The agreement calls for total consideration of $226,469,000, to be paid 50% to 60% in cash and the balance in newly issued Texas Regional common stock in exchange for all of the outstanding shares of Southeast Texas Bancshares. The transaction is subject to approval of the Southeast Texas Bancshares shareholders and other customary closing conditions.

        Texas Regional is a McAllen-based bank holding company whose stock trades on The Nasdaq Stock Market® under the symbol TRBS. Texas State Bank, its wholly owned subsidiary, conducts a commercial banking business through 34 full-service banking offices in the areas of Corpus Christi, Houston and South Texas, including 28 in the Rio Grande Valley.

Additional Information and Where to Find It

        Texas Regional filed with the SEC a registration statement on Form S-4 concerning the transaction between Texas Regional and Southeast Texas Bancshares. The Form S-4 registration statement includes a proxy statement/prospectus which Texas Regional and Southeast Texas Bancshares mailed to the Southeast Texas Bancshares shareholders about the transaction. Investors and security holders of Texas Regional and Southeast Texas Bancshares are urged to read the proxy statement/prospectus because it contains important information about Texas Regional, Southeast Texas Bancshares and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Texas Regional or Southeast Texas Bancshares. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Southeast Texas Bancshares in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors and the interests of Southeast Texas Bancshares' officers and directors in the transaction is included in the proxy statement/prospectus.

        In addition to the registration statement on Form S-4 filed by Texas Regional in connection with the Southeast Texas Bancshares transaction and the related proxy statement/prospectus mailed to the shareholders of Southeast Texas Bancshares, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors should call the SEC at 1-800-732-0330 for further information on the public reference room. The reports, statements and other information filed by Texas Regional with the SEC are also available free at the SEC's web site at www.sec.gov. You can also obtain a free copy of these reports, statements and other information from Texas Regional.

        Additional financial, statistical and business-related information, as well as business trends, is included in a Financial Supplement. This release, the Financial Supplement and other information are available on Texas Regional's website at www.trbsinc.com. The Financial Supplement and other information available on Texas Regional's website can also be obtained by calling R.T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

        This document and information on Texas Regional's website may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries and planned market opportunities, employment opportunities and synergies from the merger with Southeast Texas Bancshares), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information, please see Texas Regional's reports filed with the SEC pursuant to the Securities Exchange Act of 1934, which are available at the SEC's website at www.sec.gov.

CONTACT: Glen E. Roney, Chief Executive Officer, or R. T. Pigott, Jr., Chief Financial Officer, (956) 631-5400, both of Texas Regional.

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Texas Regional Bancshares, Inc. Declares $0.125 Per Share Dividend
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